EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT OF
CELLCO PARTNERSHIP

I, Kee Chan Sin, certify that:

(a)            A review of Cellco Partnership’s activities and of its performance under the Transfer and Servicing Agreement, dated as of October 8, 2019 (the “Transfer and Servicing Agreement”), among Verizon ABS LLC, as depositor, Cellco Partnership d/b/a Verizon Wireless, as servicer (in such capacity, the “Servicer”), marketing agent and custodian, and Verizon Owner Trust 2019-C, as issuer, during the period from January 1, 2021 to December 31, 2021 has been made under my supervision.

(b)            To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Transfer and Servicing Agreement in all material respects throughout the period from January 1, 2021 to December 31, 2021.

March 30, 2022
By:   /s/ Kee Chan Sin
Kee Chan Sin
Vice President and Assistant Treasurer
Cellco Partnership, as Servicer of Verizon Owner Trust 2019-C